

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

Plandel Resources, Inc.
c/o American Corporate Enterprises
123 W. Nye Lane, Suite 129
Carson City, Nevada 89706

> **Re: Plandel Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 13, 2010**
> **File No. 333-168079**

To Whom It May Concern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. That will eliminate the need for us to issue repetitive comments.

2.   In your next amendment, please ensure that all page number references are accurate. For example, on page 2 you reference "Risk Factors on page 9"; however, your risk factor disclosure begins on page 7.

3.   We note that your two selling security holders are your sole shareholders and sole officers and director. We also note that the registration statement covers 50% of the outstanding shares, and that your two selling security holders have held such shares for approximately four and one-half months. Given the nature and size of the transaction being registered on behalf of your selling security holders, the transaction appears to be a primary offering. As a result, please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be

made on a continuous basis under Rule 415.   In the alternative, provide detailed analysis as to why the offering of your selling security holders' shares should not be characterized as a primary offering with the selling security holders acting as underwriters.

Cover Page

4.   We note your principal executive offices are located in the Philippines; however, the telephone number for such offices is a Las Vegas, Nevada telephone number. Please explain.

Determination of Offering Price, page 12

5.   We note your disclosure that the selling security holders may offer and sell their common stock "in such manner that they want." Please explain this statement in light of your related disclosure here and under "Plan of Distribution" which sets forth specific methods by which the shares may be sold.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 32

6.   We note your statements on page 42 that "To implement further exploration work on the Plandel Gold Claim and to stay in business, we must raise additional cash – particularly over the next 12 months;" and on page 44 that "Certain conditions, discussed below, are currently present that raise substantial doubt upon the validity of this assumption." In light of disclosure contemplating your going concern, please have your auditor provide us with an assessment to support its conclusion that a going concern explanatory paragraph was not required by AU Section 508.

Balance Sheet, page 33

7.   Please add disclosure to your summary of significant accounting policies footnote to explain your policy concerning your "Cash in Trust." In addition, please tell us whether this cash is restricted as to withdrawal or usage.

Statement of Changes in Stockholders' Equity, page 35

8.   We note you acquired your mineral claim for $5,000 in July 2009, which predated the actual incorporation of your entity. Please tell us how the acquisition of this claim is reflected in your financial statements.

Statement of Cash Flows, page 36

9.   We note you present the capital contribution you received of $2,900 as an operating activity. Please clarify why a capital contribution represents an operating cash flow

rather than a financing cash flow. Refer to ASC 230 as appropriate, which indicates that resources received from owners are financing cash flows.

Note 2. Summary of Significant Accounting Policies

Foreign Currency Translations, page 38

10.   Please clarify for us why certain transactions were completed in Canadian dollars. In this regard, this appears to be the only mention of Canada in your filing.

Mineral Property Acquisition Costs, page 39

11.   Please expand your disclosure to address your policy regarding exploration costs incurred prior to the development or production stage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

12.   We note your reference to a loan facility provided by your president.   File the written loan facility agreement as an exhibit to your next amendment. If the loan facility agreement has not been reduced to writing, expand your disclosure to provide a description of the key terms of the loan facility "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)."   Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010) found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13.   In addition, please expand your financial statement footnote disclosure to address the key terms of this facility, and the amount outstanding as of May 31, 2010, if any.

Directors and Executive Officers, page 46

14.   Expand your disclosure to indicate the percentage of professional time that each officer devotes to your business. We note your risk factor disclosure on page 8 that each officer currently plans to devote only ten hours per month to your business.

Involvement in Certain Legal Proceedings, page 47

15.   For each individual, expand your disclosure to include any such events that occurred during the past ten years. Refer to Item 401(f) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

16.   We note your security ownership disclosure "as of May 31, 2010". Please monitor the
         need to update your disclosure, as Section 403 of Regulation S-K requires disclosure as
         of the most recent practicable date.

Relationships and Transactions with related persons, promoters, and certain control persons,
page 50

17.   With regard to the loan facility provided by your president disclosed under "Liquidity
         and Capital Resources" on page 42, please monitor the need to update your disclosure
         here to provide the information required by Item 404(d) of Regulation S-K.

Signatures, page 56

18.   We note you have not included the conformed signature under this heading for Mario
         Santos Gregorio. Please revise your next filing so that this section bears a conformed
         signature.

Exhibit 3.2

19.   We note the title of Exhibit 3.2 indicates that it relates to the articles of incorporation of
         Pana-Minerales, S.A. Please explain to us the relationship of Pana-Minerales, S.A. to
         your company or revise accordingly.

Exhibit 23.3

20.   We note the consent of your professional engineer is dated July 10, 2009, but it also
         indicates he has "read the written disclosure being filed and I do not have any reason to
         believe that there are any misrepresentations in the information derived from the
         Technical Report in the written disclosure in this Form S-1 registration statement."
         Please clarify when you prepared your Form S-1 and when your engineer read the related
         disclosures as compared to the date of the consent.

Engineering Comments

Description of Property page 17

21.   Please insert a small-scale map showing the location and access to each material
         property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the
         guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps
         and drawings to comply with the following features:

         •   A legend or explanation showing, by means of pattern or symbol, every pattern or
             symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In addition, please include the location on the Minefiles on your map(s).

22.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

23.   Please provide an overview of the exploration and mining permit requirements for companies operating in the Philippines. Include in you overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine in the Philippines.

24.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Pursuant to Section (B) of Industry Guide 7, please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

25.   As an exhibit to your filing, please include the legal documentation supporting your claim to the Plandel Gold Claim.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, Michael E. Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        D. Roger Glenn, Esq.
        (845) 255-1814